Hines Securities, Inc.
2800 Post Oak Boulevard, Suite 4700
Houston, Texas 77056-6118

January 4, 2016
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Alison White, Senior Counsel

Re:    HMS Income Fund, Inc.
Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Dear Ms. White:

In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby join in the request of HMS Income Fund, Inc. for the acceleration of the effective date of the Registration Statement to 4:30 p.m. Eastern Time on January 5, 2016, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact the Registrant's counsel, Thomas J. Friedmann of Dechert LLP at (617) 728-7120.

Sincerely,

HINES SECURITIES, INC.

By: /s/ Frank Apollo
Name: Frank Apollo
Title: Chief Operating Officer